Exhibit 99.1
company statement

15 September 2006
For media enquiries, please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
For analyst enquiries, please call Steve Ashe on:
Tel: (02) 8274 5246; Mob: 0408 164 011.

Update on Implementation
of Final Funding Agreement
James Hardie today provided an update on discussions with the NSW Government and Australian Taxation Office (ATO) aimed at resolving outstanding matters relating to the Final Funding Agreement (FFA) signed between James Hardie and the NSW Government in December 2005.
Since the ATO’s decision in late June to refuse to endorse the fund established for asbestos claimants as a charity, James Hardie has been involved in ongoing discussions with the NSW Government and ATO regarding the tax treatment of the Special Purpose Fund (SPF).
The company is currently in discussions with the NSW Government in relation to potential and limited amendments to the FFA and related agreements to achieve a satisfactory outcome for all stakeholders which would enable the substantive obligations agreed in the FFA to be implemented in full. The company is working in co-operation with the NSW Government and progress is being made towards achieving such an outcome.
The company has also held meetings with the ATO to seek fresh binding rulings in relation to the tax treatment of the SPF, once the proposed amendments have been agreed. The ATO has been co-operative and has indicated it will treat the determination of the tax treatment as a priority.
James Hardie and the NSW Government are devoting significant time and resources towards resolving these issues and there is goodwill among all stakeholders to removing any remaining barriers to the implementation of the FFA.
On the assumption that a satisfactory outcome is achieved with the NSW Government and the ATO confirms the parties’ understanding of the tax outcomes, the company expects an extraordinary general meeting of shareholders would be held within 10 weeks of an agreement being reached.
Work to satisfy the other conditions precedent to the FFA is well advanced, including the preparation of an independent expert’s report, an Explanatory Memorandum for shareholders, discussions with lenders and an updated actuarial report by KPMG Actuaries Pty Limited.
James Hardie has received indications that the MRCF currently has sufficient funds to pay asbestos claims until early 2007. James Hardie has begun investigating options for providing interim assistance to the MRCF to obtain funding if negotiations with the NSW Government and ATO are more protracted than is currently expected and, as a result, the existing funding available to the MRCF is exhausted before the FFA is implemented in full.
END

Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the company’s Australian Tax Office amended assessment;

•	expectations that the company’s credit facilities will be extended or renewed;

•	projections of operating results or financial condition;

•	statements regarding plans, objectives or goals, including those relating to competition, acquisitions, dispositions and products;

•	statements about future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 7 July 2005, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K . The company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895.

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